Via Facsimile and U.S. Mail
Mail Stop 6010

October 27, 2006

Mr. Joseph L. Herring
Chairman and CEO
Covance Inc.
210 Carnegie Center
Princeton, NJ 08540

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **File No. 1-112213**

Dear Mr. Herring:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph Roesler
Accounting Branch Chief